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                                                                   March 5, 2003

          Versatel Announces Fourth Quarter and Full Year 2002 Results

Financial Highlights:
---------------------

o FY2002 gross billings increased by 18 percent to (euro) 324 million from FY2001 gross billings of (euro) 274 million. 4Q02 gross billings increased to (euro) 91 million or by 14 percent compared to 3Q02 gross billings of
     (euro) 81 million and by 24 percent compared to 4Q01 gross billings of
     (euro) 73 million.

o FY2002 revenues increased by 15 percent to (euro) 294 million from FY2001 revenues of (euro) 256 million. 4Q02 revenues increased to (euro) 83 million or by 14 percent from 3Q02 revenues of (euro) 73 million and 27 percent compared to 4Q01 revenues of (euro) 66 million.

o On-net revenues for the FY2002 increased by 26 percent to (euro) 199 million from FY2001 on-net revenues of (euro) 158 million. On-net revenues were (euro) 58 million for 4Q02 compared to (euro) 51 million for 3Q02 and
     (euro) 41 million for 4Q01.

o Gross margin as a percentage of gross billings was 46 percent for FY2002 compared to 37 percent in FY2001. Gross margin as a percentage of gross billings for 4Q02 was 48 percent compared to 47 percent for 3Q02 and 40 percent in 4Q01.

o Adjusted EBITDA for FY2002 was positive (euro) 18 million compared to a loss of (euro) 64 million in FY2001. Adjusted EBITDA in 4Q02 increased to positive (euro) 13 million from positive (euro) 6 million in 3Q02 and a loss of (euro) 9 million in 4Q01.

o At December 31, 2002, Versatel had approximately(euro)191 million in cash on its balance sheet.


o DSL and other on-net copper business and residential lines increased by 26,793 during 4Q02 for a total of 111,467 at December 31, 2002.

Other:
------

o On October 9, 2002, Versatel completed its financial restructuring by paying approximately (euro) 343 million in cash and issuing approximately 365 million new ordinary shares to its former bondholders in consideration for eliminating all of its outstanding high yield and convertible debt.

o In 4Q02, Versatel added over 15,000 Zon DSL customers following the official launch of its residential DSL offering.

o In 2002, Versatel announced several significant customer wins including FloraHolland, Makro, GELSEN-Net, Unive, CWI, Simac ICT and Bakkersland BV.

o Versatel changed its reported financials to Dutch GAAP from US GAAP beginning with its full year 2002 results.

Recent Events:
--------------

o Recently, Versatel signed a long term contract with Fortis for the provision of data communication services by connecting 400 Fortis locations and their local networks (LAN's) by means of Versatel's MPLS IP-VPN solution.


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Amsterdam, March 5, 2003 - Versatel Telecom International N.V., today reported fourth quarter and year end 2002 financial and operating results.

For the year ended December 31, 2002 gross billings were (euro) 324.1 million, up 18.1 percent compared to FY2001 gross billings of (euro) 274.4 million. For 4Q02 gross billings were (euro) 91.4 million ((euro) 89.8 million on a recurring basis excluding (euro) 1.6 million of prior period revenue that was deferred due to collection risk, but which has now been paid) compared to (euro) 80.5 million in 3Q02 and (euro) 73.5 million in 4Q01. Revenues for the year ended December 31, 2002 were (euro) 294.4 million, up 15.1 percent compared to revenues of
(euro) 255.7 million for FY2001. Revenues for 4Q02 were (euro) 83.4 million ((euro) 81.8 million on a recurring basis excluding (euro) 1.6 million of prior period revenue) compared to revenues of (euro) 73.1 million in 3Q02 and revenues of (euro) 65.9 million in 4Q01.

In total, on-net revenues for Versatel were (euro) 199.3 million in FY2002 compared to (euro) 157.8 million in FY2001. For 4Q02, on-net revenues were
(euro) 57.9 million compared to (euro) 51.0 million in the 3Q02 and (euro) 40.5 million in 4Q01. The growth in on-net revenues continues to reflect the increased provisioning of on-net fiber, DSL and ISDN based products as well as the migration of existing off-net customers to on-net services. Additionally, the growth in on-net revenues in 2002 is a result of the successful launch of new products including IP-VPN based services for the business market and our bundled voice and data offering over DSL technology.

For the year ended December 31, 2002, gross margin as a percentage of gross billings was 45.8 percent compared to 36.9 percent in FY2001. Versatel's gross margin as a percentage of gross billings in 4Q02 was 47.5 percent (46.6 percent on a recurring basis, excluding the impact of (euro) 1.6 million of prior period revenue) compared to 47.1 percent in 3Q02 and 39.6 percent in 4Q01. The slight decrease in recurring gross margin from the previous quarter was due to the normalization of lower margin voice traffic levels following the holiday period in 3Q02.

Raj Raithatha, Chief Executive Officer, commented: "I am pleased to announce a successful year for Versatel with continued operational and financial improvements. Amid a less than ideal trading environment and a time consuming financial restructuring process, we have managed to grow our revenues in excess of 18% compared to 2001. This growth continues to be driven by the execution of our regional on-net strategy. In addition, we are beginning to benefit from our service quality as one third of all new business is from existing customers. With our dense local assets in our core markets, we will continue to prove we can compete successfully with the incumbent operators by providing innovative telecommunications services backed by high quality service level agreements for our customers."

Selling, general and administrative expenses before non-cash stock based compensation and other non-recurring expenses (SG&A) for the year ended December 31, 2002 were (euro) 130.7 million compared to FY2001 SG&A expenses of (euro)
165.6 million. SG&A for 4Q02 was (euro) 30.2 million ((euro) 31.4 million excluding the release of an over accrual of (euro) 0.7 million primarily related to marketing around our financial restructuring and a release of (euro) 0.5 million of bad debt provisions given the improvement in the quality of our customer base) compared to (euro) 31.8 million in 3Q02 and (euro) 38.5 million in 4Q01. Although SG&A remained flat over the quarter, we believe our improved financial and operating position will allow us to further invest in sales growth in the future which will see SG&A levels rise from 4Q02 levels.

During 4Q02, Versatel recognized a non-recurring expense of (euro) 2.7 million related to idle building space. In addition, during 2002, Versatel recognized a charge of (euro) 5.8 million for professional fees related to its financial restructuring. These fees were incurred in connection with Versatel's Securities and Exchange Commission (SEC) registered exchange offer on Form F-4, which was withdrawn in 2002. As a result, under Dutch Generally Acceptable Accounting Principles (Dutch GAAP), this is treated as an expense that flows through the income statement instead of equity.

For the year ended December 31, 2002, Versatel's adjusted earnings before interest, tax, depreciation and amortization, stock based compensation, tax penalties, claim settlements, restructuring expenses, idle building space and bond professional fees (adjusted EBITDA) was positive (euro) 17.6 million compared to a loss of (euro) 64.3 million for the year ended December 31, 2001. Versatel's 4Q02 adjusted EBITDA was positive (euro) 13.3 million ((euro) 10.5 million on a recurring basis excluding (euro) 1.6 million of prior period revenue and (euro) 1.2 million for the release of over accruals, each described above) compared to positive (euro) 6.1


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million in 3Q02 and a loss of (euro) 9.4 million in 4Q01. Versatel's definition of adjusted EBITDA has been altered in Q402 to include the one time charges related to idle building space and bond professional fees.

Mark Lazar, Chief Financial Officer, commented: "I am pleased to announce an adjusted EBITDA improvement of (euro) 81.9 million from 2001 to 2002. Additionally, during the fourth quarter, recurring adjusted EBITDA growth was
(euro) 4.4 million compared to 3Q02. We believe that this substantial improvement is quite an accomplishment, considering it was achieved in a year when the general state of the alternative telecoms industry suffered greatly and we operated with the added uncertainty surrounding our now completed financial restructuring."

For the year ended December 31, 2002, Versatel's result before interest, tax, depreciation and amortization (EBITDA) was positive (euro) 18.8 million compared to a loss of (euro) 78.8 million for the year ended December 31, 2001. Versatel's 4Q02 EBITDA was positive (euro) 10.6 million compared to positive
(euro) 8.8 million in 3Q02 and a loss of (euro) 13.2 million in 4Q01.

The recent and continuing negative market sentiment and valuations for telecommunications assets during 2002 has created an extraordinary impairment for the carrying value of some of Versatel's fixed assets in The Netherlands, Belgium and Germany. During 4Q02, after a case by case analysis of Versatel's asset ledger, Versatel recognized an impairment charge related to its fixed assets of (euro) 260.2 million, or approximately 30 percent of its pre-impairment fixed asset base.

The majority of the assets that were impaired related to fiber/duct overbuild in The Netherlands and Belgium as a result of the recent improvements in copper-based technologies that have lessened the need for large amounts of excess duct capacity on Versatel's backbone network. In addition, Versatel impaired underused equipment and systems and capitalized interest related to its now eliminated high yield and convertible debt. Along with asset impairments, Versatel also accelerated the depreciation period for some assets to bring them in line with their current useful life. Accordingly, the rationalization of Versatel's asset base will lead to lower future depreciation charges.

Excluding the writedown of goodwill in 2Q02 and the extraordinary impairment of fixed assets, Versatel's net loss for the year ended December 31, 2002 improved to (euro) 216.5 million compared to the net loss of (euro) 373.2 million for the year ending December 31, 2001. Including the extraordinary impairment of fixed assets and writedown of goodwill in 2Q02, Versatel's net loss for the year ended December 31, 2002 was (euro) 694.6 million. The net loss in 4Q02 was (euro) 22.1 million ((euro)282.3 million including a (euro) 260.2 million impairment of fixed assets) compared to a loss of (euro) 72.2 million (this loss was revised from (euro) 133.1 million previously recognized under United States Generally Accepted Accounting Principles (US GAAP) due to differences between Dutch GAAP and US GAAP treatment for the financial restructuring) in 3Q02 and a loss of
(euro) 104.4 million in 4Q01.

Versatel's capital expenditures for 4Q02 and FY2002 were (euro) 19.8 million and
(euro) 69.4 million, respectively. In total, Versatel's free cash inflows for 4Q02 were (euro) 6.7 million compared to a cash inflow of (euro) 2.6 million in 3Q02 and a cash outflow of (euro) 83.1 million in 4Q01.

As of December 31, 2002, Versatel had (euro) 191.0 million in cash, cash equivalents and marketable securities on its balance sheet. As of December 31, 2002, Versatel had a positive equity position of (euro) 509.5 million primarily related to a one-time movement from debt to equity on its balance sheet resulting from the completion of its financial restructuring. Versatel has included a deferred tax liability of (euro) 133.9 million in respect of the portion of this movement from debt to equity that exceeds our current net operating losses. Versatel does not expect to pay cash taxes for FY2002 as we are able to take temporary fiscal losses.

Versatel believes that its organic business plan is fully funded without a need for third party financing. Given its significant cash balance and funding position, Versatel believes it has cash over-funding that will allow it to explore potential growth opportunities through the acquisition of customer bases, distressed assets or going concerns in its core markets of The Netherlands, Belgium and Germany.


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Mr. Lazar commented: "For the second consecutive quarter, without a cash inflow from external financing, Versatel's cash balance has increased excluding the one time payment made to our former bondholders in respect of our financial restructuring. I believe we are one of the few operators in the alternative telecoms space that is debt free, with a fully funded business plan and a healthy cash balance. This provides us with the opportunity to look at potential acquisitions in our core markets and accelerate investments in the organic growth of our business. The next step for Versatel is to be free cash flow positive on a recurring basis, which we expect to attain in the first quarter of 2004."

Accounting Developments
-----------------------

Versatel is a Dutch company, with operations in The Netherlands, Belgium and Germany, and believes it is not necessary to have a dual listing in the United States and on Euronext Amsterdam. Therefore, with its delisting from The Nasdaq Stock Market on June 27, 2002 and the recent cancellation of its American Depositary Share (ADS) program and American Depositary Share Warrant (ADS Warrants) program, Versatel has decided to change its reported financials to Dutch Generally Accepted Accounting Principles (Dutch GAAP) as of FY2002. Additionally, Versatel has reconsidered the use of US GAAP for reporting purposes given the cost involved with using reporting principles that differ from its statutory principles.

To date, there have been no material differences between Versatel's Dutch GAAP and US GAAP accounts with the exception of the treatment of its financial restructuring and stock based compensation. Versatel does not intend to change any of its critical accounting policies under Dutch GAAP. Versatel also believes that it is currently below the threshold for SEC reporting requirements. After the cancellation of its ADS and ADS Warrant programs, Versatel will determine whether it does fall below this threshold. If Versatel determines that it does fall below the threshold, then it currently intends to file for de-registration of its ordinary shares with the SEC. If Versatel determines that it does not fall below the threshold, Versatel will continue to be required to file an annual report with US GAAP reconciliation with the SEC.

As a matter of prudence, Versatel voluntarily decided to change its accounting policy for non-monetary transactions based on new guidance given by the SEC to the telecommunications industry in August 2002. The change in policy would treat all legitimate non-monetary transactions as if they were a swap of productive use assets. As previously disclosed, Versatel entered into non-monetary transactions in 2001 with unaffiliated third parties whereby it sold assets held for sale in exchange for international transmission capacity for use in the operation of its network. In 2001, these non-monetary transactions resulted in the recognition of approximately (euro) 23.0 million in revenue and a gain of
(euro) 18.7 million. As a result of this change in accounting policy, 2001 net losses would have been increased by (euro) 18.7 million. Under Dutch GAAP this effect is not reflected in the 2001 comparable figures but recorded in 2002 as a movement in equity.

2003 Financial Guidance:
------------------------

o Versatel expects gross billings for 2003 to increase to between (euro) 350 million and (euro) 360 million.
o Versatel expects revenues for 2003 to increase to between (euro) 325 million and (euro) 335 million.
o Versatel expects gross margin, as a percentage of gross billings, for 2003 to be between 47 and 50 percent. Versatel also expects gross margin, as a percentage of revenues, for 2003 to be between 51 and 54 percent.
o Versatel expects positive adjusted EBITDA for 2003 to be between (euro) 40 and (euro) 50 million.
o Versatel expects capital expenditures in 2003 of between (euro) 50 million and (euro) 75 million.

Gross Billings:
---------------

The activities of Versatel's subsidiary, Komtel, include certain premium dial-in services. For these services, Versatel collects per minute fees from Deutsche Telekom and then passes a portion of these fees on to a local content provider. As of April 1, 2001, Versatel reports these fees on a net basis, whereby reported revenues only include that portion of the fees from Deutsche Telekom that are not passed on to a local content provider. Until March 31, 2001, Versatel accounted for these services on a gross basis and recognized as revenue all fee amounts received because Versatel determined that it was not materially different than if reported on a net basis and there was no impact on operating loss, loss before income taxes and net loss (after taxes).

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We believe gross billings are an important indicator of the volume of these premium dial-in services and assist comparability to prior periods. Accordingly, this earnings release discusses the level of gross billings for all periods presented and the costs relating to gross billings, which includes the costs passed on to local content providers. References herein to gross billings include all our revenues, plus fee amounts passed on to local content providers for the premium dial-in services offered by Komtel.


                                     - END -

Versatel Telecom International N.V. (Euronext: VRSA). Versatel, based in Amsterdam, is a competitive communications network operator and a leading alternative to the former monopoly telecommunications carriers in its target market of the Benelux and northwest Germany. Founded in October 1995, the Company holds full telecommunication licenses in The Netherlands, Belgium and Germany and has over 79,000 business customers and over 1,200 employees. Versatel operates a facilities-based local access broadband network that uses the latest network technologies to provide business customers with high bandwidth voice, data and Internet services. Versatel is a publicly traded company on Euronext Amsterdam under the symbol "VRSA". News and information are available at http://www.versatel.com.

This press release includes "forward-looking statements" relating to our business. Such forward looking statements can often be identified by the use of forward-looking terminology such as "believe", "expect", "may", "are expected to", "should", "would be", "seek", or "anticipate" or similar expressions or comparable terminology, or by discussions of strategy, plans or intentions. We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements are subject to risks, uncertainties, and assumptions about us, including, among other things:
-Anticipated trends and conditions in our industry, including regulatory reforms and the liberalisation of telecommunications services across Europe;
-The impact of the recent slowdown in economic activity generally, and in the telecommunications industry in particular, on our business;
-Our ability to compete, both nationally and internationally;
-Our intention to introduce new products and services;
-Our expectation of the competitiveness of our services;
-The anticipated development of our network;
-Our expectation of the impact of this development on our revenue potential, cost basis and margins; and
In light of these risks, uncertainties, and assumptions, the forward-looking events discussed in this presentation might not occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Note to Editors: The Versatel logo is a registered trademark in The Netherlands, Belgium, Luxembourg, Germany and several other European countries.

Contacts Versatel:

AJ Sauer                               Anoeska van Leeuwen
Investor Relations & Corporate         Director Corporate Communications
   Finance Manager                     Tel:  +31-20-750-1322
Tel:  +31-20-750-1231                  E-mail: anoeska.vanleeuwen@Versatel.nl
E-mail: aj.sauer@Versatel.nl           --------------------------------------
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